September 14, 2009

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:        Titanium Group Limited
Form 10-K for the Year Ended December 31, 2008
Filed March 23, 2009
File No. 000-52415

Dear Mr. Gilmore:

On behalf of Titanium Group Limited (the “Company”), we are responding to the comments of the Staff in its letter dated August 28, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9(A). Controls and Procedures, page 26

1.
Please tell us how you considered including a statement indicating whether or not changes in internal control over financial reporting have occurred during last fiscal quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.  Refer to Item 308T(b) of Regulation S-K.

Response:  Item 308T(b) states:  “Disclose any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 240.13a-15 or rule 240.15d-15 of this chapter that occurred during the registrant’s last fiscal quarter…”  As there were no changes, the Company read this requirement literally and determined that no disclosure was necessary.

2.
You disclose that although you have not identified any material errors with your financial reporting or any material weaknesses with internal controls, no assurances can be given that there are no such material errors or weaknesses existing.  Your statement that there can be no assurances given appears contradictory to management’s conclusion that the company

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
September 14, 2009

maintained effective internal control over financial reporting and your officers’ certification statements that the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant.  In future filing please exclude disclosure indicating that no assurances can be given regarding the reliability of your financial reporting or effectiveness of internal controls.

Response:  The Company believes that excluding the statement that there are no assurances essentially guarantees 100% accuracy of the financial information in the report.  The Company will work to revise this statement in future filings to convey the idea that it does not guarantee 100% accuracy, while being consistent with the certification statements and conclusion.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ Fay M. Matsukage

Fay M. Matsukage

Cc:	Titanium Group Limited
ZYCPA Company Limited